EXHIBIT K

Arcturus Therapeutics Founder Joseph Payne Calls for an End to Company’s

Frivolous and Costly Lawsuits; Applauds Court Decision and Welcomes June 25,

2018 EGM Date

•	Applauds court decision to require disclosure of complaint filed against Joe Payne and other Arcturus shareholders as reasonable solution to end costly securities litigation

•	Welcomes Israeli Court order that forced Arcturus Board to set date for Extraordinary General Meeting (“EGM”) of shareholders for June 25, 2018

SAN DIEGO, May 23, 2018 (GLOBE NEWSWIRE) -- Joseph Payne, Founder and largest shareholder of Arcturus Therapeutics Ltd. (NASDAQ:ARCT) (“Arcturus" or the “Company”), owning approximately 13.7% of the issued and outstanding shares, is applauding the decision of United States District Court to end the costly and distracting Section 13D litigation by requiring Mr. Payne to disclose the complaint that was filed by certain members of the Arcturus’ Board of Directors (the “Board”) against Mr. Payne and certain other Arcturus shareholders, including a number of the highly qualified and independent nominees – Dr. Peter Farrell, Andrew Sassine, James Barlow and Dr. Magda Marquet (the “Nominees”).

MR. PAYNE CALLS ON THE COMPANY TO STOP WASTING RESOURCES IN FRIVOLOUS FEDERAL LAWSUIT

The Board filed the complaint on April 19, 2018 in an attempt to distract shareholders from the upcoming pivotal Extraordinary General Meeting (“EGM”) that will redefine the Arcturus board and give the Arcturus shareholders the voice that they deserve regarding the future of Arcturus and its ability to focus on serving important unmet medical needs instead of the selfish needs of entrenched directors.

The Court had previously sent several messages to this Board by dismissing motions and denying unnecessary, overly broad and expedited discovery requests; however, as evidence of their desperation in an inevitable losing battle, the Board continued to file motions with the court, rehashing the same arguments over and over again. The Court finally decided that the best way to end this litigation was to appease the Board and require that Mr. Payne simply file the complaint as an exhibit to his existing Schedule 13D, instead of filing a new Schedule 13D, by June 1, 2018.

In an effort to return the focus to the impending EGM, now set for June 25, 2018, Mr. Payne was already prepared to disclose the complaint and had suggested this to the court. The Court agreed that this disclosure would address any concerns, real or imaginary, raised by the Board. Accordingly, Mr. Payne is pleased to file the complaint as an exhibit to his existing Schedule 13D, as ordered by the Court, and has chosen to do so today instead of waiting until the deadline of June 1, 2018.

In the spirit of transparency, Mr. Payne is happy to publicize the complaint which outlines the alleged claims of clandestine collusion to purchase Company shares and vote together as a unified group. The complaint focused on the Nominees’ decisions to purchase Arcturus shares after they were nominated to serve on the Board, and their decision to vote against the Board’s proposed change in auditor. The Board has requested that these actions be made public, as if it is a bad fact for a board nominee to exhibit confidence in the company that they are being asked to lead.

“I am pleased to learn, and shareholders will be pleased to know, that my Nominees – experienced and highly qualified individuals seeking to sit on our Company’s Board – are purchasing shares of Arcturus. The fact that the Nominees’ interests are now better aligned with the interests of shareholders is good news for Arcturus,” added Mr. Payne.

Mr. Payne and the Nominees have been completely transparent about their qualifications to serve and their intention to replace existing Board members. These facts have been disclosed in public filings made by the Nominees and by Mr. Payne and the complaint simply evidences the dedication of the individual members to Arcturus and its future.

MR. PAYNE LOOKS FORWARD TO EGM SCHEDULED FOR JUNE 25, 2018 TO REPLACE THE BOARD AND FOCUS ON BUILDING VALUE FOR ALL SHAREHOLDERS

As far back as February of this year, Mr. Payne filed a formal request calling for an EGM to revitalize Arcturus with a new board of highly qualified and independent nominees – Dr. Peter Farrell, Andrew Sassine, James Barlow and Dr. Magda Marquet (the “Nominees”). Despite the Board’s vain attempts to delay the EGM and harass Mr. Payne and the Nominees by filing a series of baseless lawsuits and motions which have been repeatedly rejected by the Courts, the Arcturus Board has run out of excuses and has been ordered by the Court to finally stop stalling and call the EGM and allow its shareholders’ voices to be heard.

Mr. Payne welcomes the Israeli Court’s decision to uphold shareholders’ rights by requiring the Board to set the date of the EGM, which will now be held on June 25, 2018.

The Agenda for the meeting is designed to allow the shareholders to decide for themselves whether current Board members Stuart Collinson, Craig Willett, Daniel Geffken, and David Shapiro should be replaced by Mr. Payne’s highly qualified and independent Nominees – Dr. Peter Farrell, Andrew Sassine, James Barlow, and Dr. Magda Marquet.

“It’s been disappointing, over the past several months, to see the Board engage in a rancorous campaign of frivolous lawsuits, entrenchment tactics, and wasteful spending. The Company's behavior has confirmed my view that Board changes are necessary to protect the best interests of all shareholders and to build substantial value at Arcturus,” said Mr. Payne. “On the 25th of June, shareholders can vote for change -- and hold the current Board accountable for the significant value erosion over which they have presided. During the coming weeks, my nominees and I look forward to sharing our plans to propel Arcturus into a multibillion dollar company.”

Mr. Payne intends to file and disseminate an information circular in due course. Shareholders are urged not to vote any proxy until they have received and reviewed materials from Mr. Payne.

ADVISORS

Kingsdale Advisors is acting as strategic shareholder and communications advisor to Mr. Payne.

For further information:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com